Atotech Q4 2020 Conference Call March 4, 2021 Geoff Wild Chief Executive Officer Peter Frauenknecht Chief Financial Officer Exhibit 99.2

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This presentation is not, and is not intended to be, an offer to sell, or a solicitation of an offer to purchase, any securities or any other interest in the Company. This presentation has been prepared by the Company solely for informational purposes and exclusively for the benefit and internal confidential use of the recipient. The Company and its affiliates, officers, directors, employees, professional advisors and agents do not accept responsibility or liability for this presentation or its contents (except to the extent that such liability cannot be excluded by law). Non-IFRS Financial Measures The historical financial information included herein includes financial information that is not presented in accordance with International Financial Reporting Standards and related interpretations as issued by the IASB and adopted by the European Union (“IFRS”), including EBITDA and Adjusted EBITDA. We believe EBITDA and Adjusted EBITDA are measures commonly used by analysts and investors to evaluate the performance of companies in our industry. Our use of the terms EBITDA and Adjusted EBITDA may differ from that of others in our industry. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income (loss), operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity. EBITDA and Adjusted EBITDA have important limitations as analytical tools and should be considered in conjunction with, and not as substitutes for, our results as reported under IFRS. This presentation includes a reconciliation of certain non-IFRS financial measures with the most directly comparable financial measures calculated in accordance with IFRS. Rounding Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Organic Sales Organic sales growth is calculated as net revenue growth excluding the impact of foreign exchange and palladium price fluctuations. Defined Terms All capitalized terms contained within this presentation have been previously defined in our filings with the U.S. Securities and Exchange Commission. Legal Disclaimer

Q4 Highlights Strong performance driven by favorable market conditions and solid execution Demand Environment Key Initiatives Profitability & Cash flow Adj. EBITDA(2) increased to $106M, driven by strong organic volume and cost management initiatives Adj. free cash flow from operations(2) before debt service of $120M, up 15% Net leverage at 5.1x at year-end 2020 (pre-IPO) Completed new Yangzhou chemistry production facility Drove strong growth with advanced solutions for next-generation semiconductor packaging Successful Electronics equipment product introductions Broad-based constructive end-markets Electronics organic chemistry growth of 7%(1) driven by multiple secular tailwinds (5G, smartphone replacement cycle, auto electrification) Auto markets rapidly improving, GMF organic chemistry revenue up 3%(1) Organic chemistry sales: Net chemistry sales +/- impact of FX and +/- impact of palladium See appendix for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure

Consolidated Results – Q4 2020 12 Pd 29 310 365 Organic growth reflects continued strength in Electronics and improving global automotive and industrial markets in GMF; Organic chemistry revenue growth of 5% Adjusted EBITDA growth driven by strong organic volume, stable pricing, and the benefit of cost measures, partially offset by increased compensation accruals Adjusted EBITDA margin impacted by palladium pass-through, product mix and compensation accrual; excluding these items, adjusted EBITDA margin was largely in-line with last year 9% 4% 5% Organic sales: Net sales +/- impact of FX and +/- impact of palladium See appendix for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure Consolidated results Revenue bridge $ in millions Q4 % Change 2020 2019 Total Organic(1) Electronics $232.4 $186.2 0.25 0.14000000000000001 GMF $133 $124.2 7.0000000000000007E-2 0.02 Net Revenue $365.4 $310.39999999999998 0.18 0.09 Electronics $70.3 $64.400000000000006 9.161490683229799E-2 GMF $36 $36.4 -1.098901098901095E-2 Adjusted EBITDA(2) $106.3 $100.80000000000001 5.4563492063491918E-2 Adj. EBITDA Margin 0.29099999999999998 0.32500000000000001 - 340 bps

Electronics Results – Q4 2020 Strong chemistry and equipment demand drive organic growth 10 Pd Q4 2020 232 186 Revenue bridge 5% 5% 14% Organic chemistry growth of 7%, driven by 5G build-out, demand for IC substrates and semiconductor packaging, and auto electrification Organic equipment revenue grew 56%, driving future incremental chemistry growth Adjusted EBITDA growth reflects organic growth, strong pricing discipline, and cost measures, partially offset by compensation accuals Margin impacted by palladium, product mix, and accruals; excluding these items, adjusted EBITDA margin was largely consistent with last year Electronics results Organic sales: Net sales +/- impact of FX and +/- impact of palladium See appendix for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions Q4 % Change 2020 2019 Total Organic (1) Chemistry $188.8 $159.19999999999999 0.186 7.0999999999999994E-2 Equipment $43.6 $26.9 0.61799999999999999 0.56299999999999994 Net Revenue $232.4 $186.1 0.248 0.14199999999999999 Electronics Adj. EBITDA(2) $70.3 $64.400000000000006 9.161490683229799E-2 Adj. EBITDA Margin 0.30199999999999999 0.34599999999999997 - 440 bps $ in millions Q1 % Change 2020 2019 All-in Organic (1) Chemistry $106.7 $113.9 -6.3% -7.6% Equipment 3.9 20 -0.80600000000000005 -0.8 GMF Net Sales $110.60000000000001 $133.9 -0.17399999999999999 -0.184 Adj. EBITDA $29 $35 -0.17142857142857143 Adj. EBITDA Margin 0.26220614828209765 0.26138909634055263 + 10 bps

GMF Results – Q4 2020 Results reflect improving global auto markets and solid industrial activity 2 133 Pd 3% organic chemistry growth led by improving global auto markets Strong demand for sustainable solutions in automotive surface finishing and renewable energy; white goods and other industrial end-markets remain solid Equipment revenue remained muted in Q4, but order rates are slowly improving Adjusted EBITDA of $36M reflects organic volume, offset by compensation accruals Adjusted EBITDA margin impacted by palladium and accruals; excluding these items, adjusted EBITDA margin was in-line with last year GMF results Revenue bridge 2% 2% 3% Organic sales: Net sales +/- impact of FX and +/- impact of palladium See appendix for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions Q1 % Change 2020 2019 All-in Organic (1) Chemistry $154.69999999999999 $129.19999999999999 0.19800000000000001 8.7% Equipment 17.399999999999999 20.7 -0.161 -0.14699999999999999 Net Sales $172.1 $149.89999999999998 0.14799999999999999 5.5% Electronics Adj. EBITDA $54.7 $50.2 8.9641434262948197 Adj. EBITDA Margin 0.31783846600813481 0.33488992661774525 - 170 bps $ in millions Q4 % Change 2020 2019 Total Organic (1) Chemistry $129.19999999999999 $119.60000000000001 8.1000000000000003E-2 2.5999999999999999E-2 Equipment $3.7 $4.5999999999999996 -0.2 -0.25700000000000001 GMF Net Revenue $132.89999999999998 $124.2 7.0999999999999994E-2 1.4999999999999999E-2 Adj. EBITDA(2) $36 $36.4 -1.098901098901095E-2 Adj. EBITDA Margin 0.27 0.29299999999999998 - 230 bps

Liquidity & Capital Structure Net of local lines of credit Includes revolver with commitments of $250.0M and borrowing capacity of $232.5M, after giving effect to ancillary facilities of $17.5M Reflects application of IFRS 16, Leases Capex net of proceeds from disposals of intangible assets and property, plant and equipment Q4 adj. free cash flow from operations of $120M and $262M for full year 2020, before debt service $549M of liquidity, including net cash of $316M and borrowing capacity of $232.5M(2) under RCF, provides significant cushion in all scenarios Repaid $80M of P-I-K notes in Q4 Net leverage at 5.1x at year-end driven by solid EBITDA and strong cash generation Post IPO closing (Feb 8, 2021) pro forma net leverage at 3.9x Net debt to LTM adj. EBITDA at 5.1x YE 2020 Capitalization table $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions divided by LTM Amount Adj. EBITDA $ in millions Q1 % Change Cash & Cash equivalents (1) 316 2020 2019 All-in Organic (1) Chemistry $154.69999999999999 $129.19999999999999 0.19800000000000001 8.7% Revolving credit facility (2) 0 Equipment 17.399999999999999 20.7 -0.161 -0.14699999999999999 Term loans 1455 Net Sales $172.1 $149.89999999999998 0.14799999999999999 5.5% Electronics Capitalized leases (3) 81.5 Total senior secured debt 1536 4.2197802197802199 X Adj. EBITDA $54.7 $50.2 8.9641434262948197 Net senior secured debt 1220 3.3516483516483517 X Adj. EBITDA Margin 0.31783846600813481 0.33488992661774525 - 170 bps Senior unsecured notes 425 P-I-K notes 219 $ in millions Q1 % Change Total debt 2180 5.9890109890109891 X 2020 2019 All-in Organic (1) Chemistry $106.7 $113.9 -6.3% -7.6% Net debt 1864 5.1208791208791204 X Equipment 3.9 20 -0.80600000000000005 -0.8 GMF Net Sales $110.60000000000001 $133.9 -0.17399999999999999 -0.184 Common equity 484 Total capitalization 2664 Adj. EBITDA $29 $35 -0.17142857142857143 FY 2020 operating metrics Adj. EBITDA Margin 0.26220614828209765 0.26138909634055263 + 10 bps Adjusted EBITDA 364 Capital expenditures (4) 53 Cash & Cash Equivalents (1) Revolving Credit Facilities (2) Term Loans

Full-Year 2021 Guidance Strong growth in both segments lead to 14% adj. EBITDA growth at the mid-point Organic Chemistry Revenue Growth Adjusted EBITDA $70M - $74M(2) Interest Expense Effective Tax Rate 30% - 31%(3) 6% - 7% ~11% 8% - 9% EL: GMF: TOTAL Capex 4.5% - 5% of total revenue Total Revenue Growth (1) Includes organic chemistry growth and equipment Excludes roughly $61M in one-time costs connected with early extinguishment of Holdco and Opco notes and financing fee amortization, which will be recognized in Q1 2021 Includes approximately 25% - 26% income tax rate and 5% withholding tax rate. Tax rate is generally applicable to operating profit (before interest expense), and does not include any tax litigation reserves we may take 10% - 12% $405M - $425M

Appendix

Consolidated Results – Full-year 2020 Consolidated results Organic growth reflects continued strength in Electronics, offset by the impact of the global pandemic in GMF (particularly in Q2 2020) Adjusted EBITDA decline driven by lower GMF volume, partially offset by growth in Electronics and benefit of cost measures Adjusted EBITDA margin significantly impacted by palladium pass-through ($73 million increase in sales); excluding the impact of palladium, adjusted EBITDA margin was 31% - 6% 0% -2% Organic sales: Net sales +/- impact of FX and +/- impact of palladium See slides 12 -13 for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure Revenue bridge $ in millions FY % Change 2020 2019 All-in Organic (1) Electronics $797.7 $682.9 0.16800000000000001 7.1999999999999995E-2 GMF $436.6 $504.9 -0.13500000000000001 -0.156 Net Revenue $1,234.3000000000002 $1,187.8 3.9E-2 -0.02 Electronics $259 $241.6 7.2019867549668895E-2 GMF $104.9 $138.5 -0.2425992779783393 Adjusted EBITDA (2) $363.9 $380.1 -4.2620363062352132E-2 Adj. EBITDA Margin 0.29499999999999998 0.32 - 250 bps

Electronics & GMF Results – Full-year 2020 9% 1% 7% - - -16% -1% 3% Organic sales: Net sales +/- impact of FX and +/- impact of palladium See slides 12- 13 for definitions of EBITDA and Adjusted EBITDA as well as a reconciliation to the most closely comparable IFRS measure Electronics results GMF results GMF revenue bridge Electronics revenue bridge $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions FY % Change 2020 2019 All-in Organic (1) Chemistry $690 $596.20000000000005 0.157 4.9000000000000002E-2 Equipment $107.7 $86.7 0.24199999999999999 0.22500000000000001 Net Revenue $797.7 $682.90000000000009 0.16800000000000001 7.1999999999999995E-2 Electronics Adj. EBITDA $259 $241.6 7.2019867549668895E-2 Adj. EBITDA Margin 0.32500000000000001 0.35399999999999998 - 290 bps $ in millions Q1 % Change 2020 2019 All-in Organic (1) Chemistry $106.7 $113.9 -6.3% -7.6% Equipment 3.9 20 -0.80600000000000005 -0.8 GMF Net Sales $110.60000000000001 $133.9 -0.17399999999999999 -0.184 Adj. EBITDA $29 $35 -0.17142857142857143 Adj. EBITDA Margin 0.26220614828209765 0.26138909634055263 + 10 bps $ in millions Q1 % Change 2020 2019 All-in Organic (1) Electronics $172.1 $149.9 0.14799999999999999 5.5% GMF 110.5 133.80000000000001 -0.17399999999999999 -0.184 Net Sales $282.60000000000002 $283.70000000000005 -0.4% -5.8% Electronics $54.7 $50.2 8.9641434262948197 Consolidated GMF 29.1 35 -0.16857142857142854 Adjusted EBITDA $83.800000000000011 $85.2 -1.6% Adj. EBITDA Margin 0.29653220099079974 0.30031723651744796 - 30 bps $ in millions Q1 % Change 2020 2019 All-in Organic (1) Chemistry $154.69999999999999 $129.19999999999999 0.19800000000000001 8.7% Equipment 17.399999999999999 20.7 -0.161 -0.14699999999999999 Net Sales $172.1 $149.89999999999998 0.14799999999999999 5.5% Electronics Adj. EBITDA $54.7 $50.2 8.9641434262948197 Adj. EBITDA Margin 0.31783846600813481 0.33488992661774525 - 170 bps $ in millions FY % Change 2020 2019 All-in Organic (1) Chemistry $424 $469.29999999999995 -0.1 -0.11899999999999999 Equipment $12.6 $35.6 -0.64600000000000002 -0.65 GMF Net Revenue $436.6 $504.9 -0.13500000000000001 -0.156 Adj. EBITDA $104.9 $138.5 -0.2425992779783393 Adj. EBITDA Margin 0.24 0.27400000000000002 - 340 bps

Adjusted EBITDA Reconciliation 1 2 3 4 5 6 7 8 9 1 2 3 4 5 6 7 8 9 1 2 3 4 5 6 7 8 9

Adjusted EBITDA Reconciliation (Cont’d)

Adjusted Free Cash Flow Before Debt Service (1) Capex is presented net of proceeds from disposals of intangible assets and property, plant, and equipment OWC = Operating working capital and includes trade receivables and inventories less trade payables Following our IPO in February 2021, we redeemed in full all $425.0 million of our 6.250% Senior Notes due 2025 and all $219.0 million of our 8.75%/9.50% Senior PIK Toggle Notes. Quarter Ended Fiscal Year Ended ($ in millions) 12/31/2020 12/31/2019 12/31/2020 12/31/2019 Adj. EBITDA $106 $101 $364 $380 - Capex (1) $-14 $-25 $-53 $-66 - Change in OWC (2) 50 49 21 40 - Cash Taxes -22 -21 -71 -85 Adj. FCFFO before Debt Service (3) $120 $104 $261.5 $269.39999999999998 as a % of sales 0.33 0.34 0.21 0.23 as a % of Adj. EBITDA 1.1299999999999999 1.03 0.72 0.71 - Interest -31 -32 -,127 -,133 Adj. FCFFO before Debt Paydown $89 $72 $135 $136 as a % of sales 0.24 0.23 0.11 0.11 as a % of Adj. EBITDA 0.83 0.71 0.37 0.36

Revenue Growth Reconciliation Growth Factors Quarter ended 12/31/20 Reported Revenue Growth Impact of Currency Palladium Pass-through Organic Revenue Growth Electronics 0.25 (5%) (5%) 0.14000000000000001 General Metal Finishing 7.0000000000000007E-2 (2%) (3%) 0.02 Total 0.18 (4%) (5%) 0.09 Full-year ended 12/31/20 Reported Sales Growth Impact of current Palladium pass-through Organic growth Electronics 0.17 0.01 0.09 7.0000000000000007E-2 General Metal Finishing -0.16 -0.01 0.03 -0.14000000000000001 Total 0.04 0 0.06 -0.03 Growth Factors 3 months ended 12/31/20 Reported Sales Growth Impact of current Palladium pass-through Organic growth Electronics 0.25 0.05 0.05 0.14000000000000001 General Metal Finishing 7.0000000000000007E-2 0.02 0.03 0.02 Total 0.18 0.04 0.05 0.09 Full year ended 12/31/20 Reported Revenue Growth Impact of Currency Palladium Pass-through Organic Revenue Growth Electronics 0.17 (1%) (9%) 7.0000000000000007E-2 General Metal Finishing (14%) 0.01 (3%) (16%) Total 0.04 0 (6%) (2%)